UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2003

BBVA Banco Francés S.A.
(Exact Name of registrant as specified in its charter)

BBVA Banco Francés S.A.
(Translation of registrant's name into English)
______________

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)
______________

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:
FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated January 2, 2003 announcing the rights offering of up to 209,631,892 of BBVA Banco Frances' common book entry shares.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 3, 2003	By: /s/ María Elena Siburu de López Oliva Name: María Elena Siburu de López Oliva Title: Investor Relations Manager

CONTACT:	María Elena Siburu de López Oliva Investor Relations Manager Phone: (5411) 4341 5035 E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

BBVA BANCO FRANCES (NYSE:BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA)

Buenos Aires, January 2, 2003

BBVA Banco Francés hereby informs that on Thursday, December 26, ended the subscription period of ten days for the rights offering of up to 209,631,892 of its common book entry shares of $1 nominal value and one vote per share, entitled to dividends on the same conditions as the shares of the company outstanding.

This rights offering took place in Argentina. The price set for the new shares was $ 3.59 and 158,496,540 million shares were subscribed - considering both those subscribed exercising the preferential right and those subscribed by increasing shareholding; the remaining 51,135,352 non subscribed new shares were cancelled. Accordingly the capital stock of BBVA Banco Francés increased from 209,631,892 shares to 368,128,432 shares. Such capital increase was realized by the capitalization of certain eligible assets and cash. As a result of the capitalization Banco Bilbao Vizcaya Argentaria S.A. - main shareholder of BBVA Banco Francés - increased its equity interest in the Bank from 68.2% to 79.53%.

Below we set out in detail how the New Shares subscribed have been paid in:

(i)	77,494,904 New Shares with a loan granted by Banco Bilbao Vizcaya Argentaria, S.A. to BBVA Banco Francés S.A. for a nominal value (principal amount plus interest accrued as of Dec.16, 2002) of US$ 80,874,042.25 equivalent to $ 278,206,704.40 by conversion at the exchange rate of $ 3.44 per US$;

(ii)	72,374,150 New Shares with Subordinated Corporate Bonds maturing on March 31, 2005 (issued by BBVA Banco Francés S.A. for a nominal value of U$S 130,000,000 equivalent to $ 259,823,200 by conversion at the price of US$ 58.10 for each US$ 100 nominal value and at the Exchange Rate of $3.44 for each US$;

(iii)	8,627,486 New Shares for cash equivalent to $30,972,674.74;

BANCO FRANCÉS HAS NOT OFFERED THE NEW SHARES TO PERSONS IN THE UNITED STATES. THE SECURITIES OF BANCO FRANCÉS DELIVERED IN THE OFFERING WERE NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND THEREFORE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.